Exhibit 99.1

Average operating hashrate of 3.9 EH/s
 Mackenzie (50MW to 80MW) infrastructure expansion on track
Construction & energization at Childress site continues
Limited recourse equipment financing and Bitmain prepayment update

The Company provided updates on November 2 and November 7 in respect of the Group’s limited recourse equipment financing arrangements as well as prepayments made to Bitmain (“November Updates”). All information in this investor update is as at October 31, 2022 (unless otherwise specified) and does not give effect to the updates described in the November Updates (including the termination of the relevant hosting arrangements, the purported acceleration by the relevant lender of two of the Group’s three limited recourse equipment financing facilities (the “Relevant Facilities”) or the current status and outcome of discussions with such lender in relation to the Relevant Facilities), which could have a material impact on the Company’s operating capacity, business, financial condition, cash flows and results of operations.

Key Highlights1

Key metrics	Oct-22
Average operating hashrate (PH/s)	3,903
Bitcoin mined[2]	448
Mining revenue (US$’000)	8,785
Electricity costs (US$’000)	4,172
Revenue per Bitcoin (US$)	19,591
Electricity costs per Bitcoin (US$)	9,304

•	Corporate:
•	The Company provided updates on November 2 and November 7 in respect of the Group’s limited recourse equipment financing arrangements as well as prepayments made to Bitmain
•	Operations:
•	Average operating hashrate of 3,903 PH/s (+43% vs. September)
•	Monthly operating revenue of US$8.8 million (+41% vs. September)
•	448 Bitcoin mined (+38% vs. September)
•	Construction:
•	Mackenzie (2.5 EH/s, 80MW – BC, Canada)
o	Expansion from 50MW to 80MW on track for energization by the end Q4 2022
o	Internal fit-out complete for the remaining 10MW of the third data center building (20MW)
o	Foundations and erection of structural steel complete, and internal fit-out progressing for the fourth data center building (20MW)
o	Substation works to increase capacity have commenced
•	Childress (1.3 EH/s, 40MW – Texas, USA)[3]
o	Foundation concrete slab pouring has commenced for the substation area and first data center building (20MW)
o	Key civil, data center building and substation contractors mobilized on site

1 All timing references in this investor update are to calendar quarters and calendar years, in each case unless otherwise specified.
2 Reflects Bitcoin mined post deduction of mining pool fees as applicable.
3 Decisions around how much, and when, data center capacity above an initial 20MW will be built at Childress are being assessed.  See the Company’s November 7 update at: https://investors.irisenergy.co/node/7646/html

.

Corporate update

Limited recourse equipment financing and Bitmain prepayment update
The Company provided updates on November 2 and November 7 in respect of the Group’s limited recourse equipment financing arrangements as well as prepayments made to Bitmain.

The November Updates can be accessed via the links below:
•	November 2: https://investors.irisenergy.co/news-releases/news-release-details/financing-and-bitmain-prepayment-update
•	November 7: https://investors.irisenergy.co/node/7646/html

All information in this investor update is as at October 31, 2022 (unless otherwise specified) and does not give effect to the updates described in the November Updates (including the termination of the relevant hosting arrangements, the purported acceleration by the relevant lender of the Relevant Facilities or the current status and outcome of discussions with such lender in relation to the Relevant Facilities), which could have a material impact on the Company’s operating capacity, business, financial condition, cash flows and results of operations.

Canal Flats update (0.8 EH/s, 30MW) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception.4

The project increased average monthly operating hashrate to 862 PH/s in October compared to 848 PH/s last month. Canal Flats continued to exceed previously announced site capacity of 0.7 EH/s.

Mackenzie update (2.5 EH/s, 50MW operating / 30MW under construction) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception.4

The project achieved average monthly operating hashrate of 1,577 PH/s in October compared to 1,579 PH/s in September.

Construction activities at Mackenzie continue to progress for the expansion from 50MW to 80MW, which will utilize the remaining 10MW of the third data center building (20MW) and a fourth data center building (20MW).

Internal fit-out of the remaining 10MW of the third data center building (20MW) is complete. Foundations and erection of structural steel for the additional fourth data center building (20MW) is also complete, with internal fit-out ongoing. The substation and on-site electrical distribution works for the capacity increase are also underway. The additional 30MW remains on track for completion by the end of Q4 2022.

Mackenzie – construction progress at the fourth data center building (20MW)	Mackenzie – miner repairs in the maintenance shop

4 Currently approximately 97% directly from renewable energy sources; approximately 3% from purchase of RECs.

Prince George update (1.4 EH/s, 50MW) – BC, Canada

Prince George has been powered by 100% renewable energy since inception.4

The project achieved average monthly operating hashrate of 1,464 PH/s in October, being the first full month of operations at 50MW.

Childress update (1.3 EH/s, 40MW) – Texas, USA

Foundation and earthworks for the substation and data center area continued throughout the month in readiness for the 600MW transformer installation and first data center building structure respectively.

Key civil, data center building and substation contractors have mobilized to site and are being managed by a core group of Iris Energy employees based in Childress.

Childress – concrete slab pour at the first data center building (20MW)	Childress – aerial view of the bulk 600MW substation foundation preparations

Community engagement

In Childress, Iris Energy continued to work with several of the successful recipients of the Community grants program including the 4-H Club that supports students studying Science, Technology, Engineering and Mathematics (STEM). The Texas 4-H Development Program provides inclusive opportunities to youth ages 8-18 in grades 3-12 for personal growth, community service, and fun.

Iris Energy also donated a drone to the Childress High School Athletics Department. The drone is being used by coaches of the football team to advance their training practices.

At the Mackenzie site, Iris Energy hosted eight high school students from the College of New Caledonia (CNC) Trade Discovery program. The tour provided insight into the role the electrical trades play in the construction and ongoing operations of our data centers.

Childress – donation to the 4-H Club	Childress – drone donation to the Childress High School Athletics Department

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate power capacity capable of powering growth beyond the Company’s 795MW of announced power capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate was 3,903 PH/s in October (compared to 2,729 PH/s in September), with the increase being primarily attributable to the first full month of operations at Prince George at 50MW. The corresponding increase in Bitcoin mined (448 vs. 325 in September) and electricity costs ($4.2 million vs. $2.8 million in September) were also attributable to Prince George.

The increase in Bitcoin mined during the month (448 vs. 325 in September) was a result of the increased average operating hashrate and was partially offset by an increase in the average difficulty-implied global hashrate during the period (248 EH/s vs. 226 EH/s in September), which was also the primary driver behind the increase in the Company’s electricity costs per Bitcoin mined ($9.3k vs. $8.7k in September).

Operating*	Aug-22	Sep-22	Oct-22
Renewable energy usage (MW)[5]	69	85	123
Avg operating hashrate (PH/s)	2,204	2,729	3,903

* Reflects actual recorded operating power usage and hashrate (not nameplate). Note: nameplate capacity is higher than actual operating power usage due to features of the Company’s proprietary data center design which utilizes variable speed fans to reduce power consumption during cooler months, as well as the Company maintaining a buffer within its infrastructure capacity that can be also directed to other site uses (e.g. in-house fabrication shop at Canal Flats is currently operating as Iris Energy has the advantage of saving time and costs by internally constructing certain components for its expansion sites).

5 Comprises actual power usage for Canal Flats and estimated power usage for Mackenzie and Prince George.

Financial (unaudited)	Aug-22	Sep-22	Oct-22
Bitcoin mined*	301	325	448
Mining revenue (US$’000)	6,629	6,224	8,795
Electricity costs (US$’000)	2,436	2,829	4,172
Revenue per Bitcoin (US$)	22,027	19,124	19,591
Electricity costs per Bitcoin (US$)	8,094	8,691	9,304
* Reflects Bitcoin mined post deduction of mining pool fees as applicable.

Miner Shipping Schedule	Hardware	Units	EH/s (incremental)	EH/s (cumulative)
Operating (October)	S19j Pro / S19j6	39,707	3.9	3.9
Inventory – pending deployment	S19j Pro / S19j7	7,805	0.6	4.5
Inventory – in transit	S19j Pro / S19j8	14,234	1.4	5.9
Q4 2022	S19j	1,500	0.1	6.0
Total		63,246	6.0	6.0

Site*	Capacity (MW)	Capacity (EH/s)	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	50	1.5	Complete	Operating
	30	1.0	Q4 2022	Under construction
Prince George (BC, Canada)	50	1.4	Complete	Operating
Total (end of Q4 2022)	160	4.7
Childress (Texas, US)	40	1.3	2023	Under construction[9]
Total (2023)	200	6.0
* All information in this investor update is as at October 31, 2022 (unless otherwise specified) and does not give effect to the updates described in the November Updates (including the termination of the relevant hosting arrangements, the purported acceleration by the relevant lender of the Relevant Facilities or the current status and outcome of discussions with such lender in relation to the Relevant Facilities), which could have a material impact on the Company’s operating capacity, business, financial condition, cash flows and results of operations.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to, the Company’s expected power capacity and operating capacity, and the impact of an event of default and/or acceleration of amounts due under limited recourse equipment financing arrangements in the Company’s special purpose vehicles. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

6 Includes mix of lower efficiency hardware, which is estimated to represent less than 1% of the operating 3.9 EH/s. Includes 1.0 EH/s not subject to the Relevant Facilities. The Company continues to assess installation plans for the balance of the Group’s 2.4 EH/s, and opportunities to utilize available data center capacity to either host third-party miners or to self-mine utilizing additional miners that the Company elects to purchase (or a combination thereof).
7 Includes mix of lower efficiency hardware, which is estimated to represent less than 21% of miners pending deployment. Includes 0.1 EH/s not subject to the Relevant Facilities.
8 Includes 1.3 EH/s not subject to the Relevant Facilities.
9 Decisions around how much, and when, data center capacity above an initial 20MW will be built at Childress are being assessed. See the Company's November 7 update at https://investors.irisenergy.co/node/7646/html

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain) and the Company’s growth plans; Iris Energy’s failure to make certain payments due under any one of its hardware purchase contracts with Bitmain on a timely basis could result in liquidated damages, claims for specific performance or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract, and could also result in Iris Energy not receiving certain discounts under the relevant contract or receiving the relevant hardware at all, any of which could adversely impact its business, operating expansion plans, financial condition, cash flows and results of operations; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has purported to declare the entire principal amount of the relevant loans to be immediately due and payable and we expect that those entities would not have sufficient funds to repay such facilities absent a refinancing, restructuring or modification of the terms of the relevant facility or other relief or waiver from the lender (which those entities may not be able to obtain on commercially reasonable terms or without significant additional cost) and as a result such lender could seek to foreclose on the Bitcoin miners and other assets securing the relevant loans and would have recourse to the assets of the relevant special purpose vehicle, any of which could result in the loss of such Bitcoin miners, materially reduce the Company’s operating capacity, lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact the Company’s financial condition, cash flows and results of operations, as well as its ability to raise additional financing and the ability of its wholly-owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Iris Energy makes in this press release speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of October 2022 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Bom Shin
Iris Energy
+61 411 376 332
bom.shin@irisenergy.co

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